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                                                                  Exhibit 20
February 11, 1998

Dear Stockholder:

A recently announced decision by the United States International Trade Commission (ITC) has taken us a big step forward in our quest to alleviate unfair competitive pressures from foreign wheat gluten producers. However, imports of artificially priced wheat gluten from the European Union (E.U.) continued to adversely affect our results during the second quarter of fiscal 1998.

Our net income for the quarter was $107,000, or $0.01 per share, on sales of $55,847,000. In the second quarter of fiscal 1997, we had net income of $1,205,000, or $0.12 per share, on sales of $55,249,000.

For the first six months of fiscal 1998, we incurred a net loss of $128,000, or $0.01 per share, on sales of $113,470,000, compared to net income of $859,000, or $0.09 per share, on sales of $108,422,000 for the first six months of fiscal 1997.

I am pleased and encouraged by the ITC's 3-0 vote on January 15 affirming that the U.S. wheat gluten industry has been seriously injured by wheat gluten imports from foreign countries. This decision officially confirms the reason for the negative trend in sales of U.S.-made wheat gluten, and strengthens the probability of relief. Upon making the injury determination, the ITC immediately began a remedy phase, which is scheduled to conclude on March 18. At that time, the ITC will forward its recommendation to the President, who then will have up to two months to take final action.

The process leading up to the injury determination was initiated by a petition that was filed by the Wheat Gluten Industry Council of the U.S. on September 19. The petition was filed under Section 201 of the Trade Act of 1974 and seeks the establishment of quotas during a four-year period for countries exporting wheat gluten to the U.S.

Such a measure would help to ensure that fairness and stability are brought back to the marketplace. It would give U.S. producers time to pursue a more lasting solution through future negotiations. It also would allow us to more effectively develop and market value added wheat gluten products, goals which have been hindered by the massive onslaught of imports from the E.U. Basically, as I have emphasized in the past, all that we truly are seeking through this process is the opportunity to compete on equal footing in a fair market environment.

Our sales of alcohol products in the second quarter increased over the same period a year ago, principally as the result of an expanded presence in the fuel grade alcohol market. Prices for our food grade alcohol for beverage and industrial applications declined substantially compared to the second quarter of fiscal 1997. This was due to a combination of seasonal factors, lower raw material costs for corn and milo, and increased supplies throughout the industry. Prices for fuel grade alcohol dropped also, tracking a recent downturn in gasoline prices. Lower selling prices for our premium wheat starch offset increased volume sales of this product in the second quarter. The reduced selling prices primarily were due to a change in our sales mix of non-modified and modified specialty wheat starches.
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Looking  ahead,  we plan to  continue  working  toward the  optimization  of our alcohol and wheat starch production capabilities as conditions warrant. The utilization of our wheat gluten capacity remains strategically regulated at this time to minimize the adverse effects of imports from the E.U. Be assured, however, that we are prepared to significantly increase production with a return to more equitable competitive conditions in the marketplace.

Sincerely,

s/Ladd M. Seaberg
Ladd M. Seaberg
President and CEO

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